                                                                       EXHIBIT B

                                      NOTE


Amount:  USD$299,062,500
Date:    June 26, 2002 (5:01 p.m. Eastern Time)

For value received, the undersigned, Weatherford International Ltd., a Bermuda exempted company (the "Maker"), promises to pay to the order of WEUS Holding, Inc., a Delaware corporation ("Payee"), the principal sum of TWO HUNDRED NINETY NINE MILLION AND SIXTY TWO THOUSAND AND FIVE HUNDRED DOLLARS (USD$299,062,500), together with interest on the unpaid balance of said principal amount at any time remaining outstanding at a rate of 6.5% per annum. All accrued and unpaid interest on this Note shall be payable semiannually on the last business day of each June and December beginning December 31, 2002 and continuing until June 25, 2010 (the "Maturity Date"), when all accrued and unpaid interest and all principal hereunder and any other amounts due hereunder shall be due and payable. Notwithstanding the foregoing, the Maker and the Payee acknowledge and agree that the holder hereof may demand payment of (i) outstanding principal at any time prior to payment in full by the Maker and for any reason whatsoever (including but not limited to reasons unrelated to the Maker's ability to pay this Note) and (b) accrued but unpaid interest on the unpaid principal balance from time to time remaining outstanding and for any reason whatsoever (including but not limited to reasons unrelated to Maker's ability to pay interest on this Note. Maker shall have the right and privilege of prepaying all of any part of this Note at any time without notice or penalty.


Interest on this Note shall be computed for the actual number of days elapsed in a year consisting of 360 days, unless the highest lawful rate would thereby be exceeded, in which event, to the extent necessary to avoid exceeding the highest lawful rate, interest shall be computed on the basis of the actual number of days elapsed in the applicable calendar year in which accrued.


All payments and prepayments are to be in the lawful money of the United States of America at 515 Post Oak Blvd, Suite 600, Houston, Texas 77027 or such other place as Payee, or other holder, shall designate in writing to Maker.

The Maker waives demand, presentment for payment, notice of nonpayment, protest, notice of protest, notice of intent to accelerate maturity, notice of acceleration of maturity and all other notice, filing of suit and diligence in collecting this Note or enforcing any of the security herefor, and agrees to any substitution, exchange or release of any such security or the release of any party primarily or secondarily liable hereon, and further agrees that it will not be necessary for any holder hereof, in order to enforce payment of this Note by them, to first institute suit or exhaust its remedies against any security herefor, and consents to any one or more extensions or postponements of time of payment of this Note on any terms or any other indulgences with respect thereto, without notice thereof to any of them.

If this Note is collected by suit or through any judicial proceeding, or if this
Note is not paid on at maturity and is placed in the hands of an attorney for collection, then Maker agrees to pay, in addition to all other amounts owing hereunder, the collection costs, court costs, and reasonable attorney's fees of Payee or other holder.

This Note shall be governed by and construed in accordance with the laws of Texas, without regard to principles of conflicts of laws.



                                       WEATHERFORD INTERNATIONAL LTD.

                                       By: /s/ Burt M. Martin
                                          --------------------------------------
                                       Name:   Burt M. Martin
                                       Title:  Senior Vice President, General
                                               Counsel and Secretary


                                 Page 15 of 15